UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Darryl W. Copeland, Jr.
   77 West Wacker Drive
   Suite 4400
   Chicago, IL  60601
2. Issuer Name and Ticker or Trading Symbol
   Brookdale Living Communities, Inc. (BLCI)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   12/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President and
   Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                                                                     12,000         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Incentive Stock Option (right  $11.5000        12/07/99       D     V                    17,391           (1)          05/07/07
to buy)
Incentive Stock Option (right  $14.2800        05/20/99       A     V   5,000                             (2)          (2)
to buy)
Option to Purchase Common       $0.0100        12/07/99       S                          100,000          05/07/98     05/07/02
Stock (right to buy)
Option to Purchase Common      $10.9089        12/07/99       S                          25,000           05/07/97     05/08/00
Stock (right to buy)
Non-Qualified Stock Option     $11.5000                                                                   12/07/99     12/07/00
(right to buy)                                                                                            (3)          (3)
Non-Qualified Stock Option     $14.2800        05/20/99       A     V   5,000                             (4)          (4)
(right to buy)
Non-Qualified Stock Option     $23.4750                                                                   05/21/98     12/07/00
(right to buy)                                                                                                         (5)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  12/07/99  Common Stock                   17,391                    0             D   Direct
to buy)
Incentive Stock Option (right  05/20/99  Common Stock                   5,000                     0             D   Direct
to buy)
Option to Purchase Common      12/07/99  Common Stock                   100,000       $12.5000    0             D   Direct
Stock (right to buy)
Option to Purchase Common      12/07/99  Common Stock                   25,000        $3.0000     0             D   Direct
Stock (right to buy)
Non-Qualified Stock Option               Common Stock                   152,500                   152,500       D   Direct
(right to buy)
Non-Qualified Stock Option     05/20/99  Common Stock                   5,000                     (4)           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   45,000                    45,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
In connection  with the  execution of a Consulting  Agreement  between Mr.  Copeland and the Issuer dated  December 7, 1999;  17,391
Incentive Stock Options were cancelled.  In addition, as a result of the termination of Mr. Copeland's employment with the Issuer on
December 7, 1999, 17,391 unvested Incentive Stock Options were forfeited prior to such options becoming exercisable.
(2)
As a result of the termination of Mr.  Copeland's  employment with the Issuer on December 7, 1999, all 5,000 Incentive Stock Options
were forfeited prior to such options becoming exercisable.
(3)
In connection with the execution of a Consulting  Agreement  between Mr. Copeland and the Issuer dated December 7, 1999 the exercise date for 79,891 Non-Qualified Stock Options was accelerated to December 7, 1999. In addition,  as a result of the termination of Mr.
Copeland's  employment  with the Issuer on December 7, 1999,  27,718  unvested  Non-Qualified  Stock Options were  forfeited and the expiration date for all 152,500 vested Non-Qualified Stock Options has been accelerated to December 7, 2000.
(4)
As a result of the  termination of Mr.  Copeland's  employment  with the Issuer on December 7, 1999, all 5,000  Non-Qualified  Stock
Options were forfeited prior to such options becoming exercisable.
(5)
As a result of the termination of Mr. Copeland's employment with the Issuer on December 7, 1999, the initial expiration date for all
45,000 Non-Qualified Stock Options has been accelerated to December 7, 2000.

SIGNATURE OF REPORTING PERSON
/s/ Darryl W. Copeland, Jr.
DATE February 14, 2000